Exhibit 99.1

Procaps Appoints Sandra Sánchez y Oldenhage to Board of Directors

Experienced Pharma Professional Brings Wealth of International Industry and Governance Experience to Board

MIAMI, USA – BARRANQUILLA, COL – October 23, 2023 – Procaps Group (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced the appointment of one new member to its Board of Directors (the “Board”).

On October 23, 2023, the Board appointed Sandra Sánchez y Oldenhage as a Director to fill the current vacancy on the Board, effective immediately and for a period ending at its annual general meeting of shareholders for the fiscal year ended December 31, 2023.

Sandra Sánchez y Oldenhage has over 35 years’ experience in steering mature, start-up, and turn-around/restructuring enterprises toward tangible, sustainable growth within diverse international markets. She currently serves as president and chief executive officer of PharmAdvice, a consulting firm offering pharmaceutical, medical device and biotech guidance to healthcare companies entering or operating in Mexico. Previously, she oversaw oncology operations for the North LatAm region at Novartis during 2019 and 2020. She also currently serves as a director on the board of directors of Fenix Holding and Farmapiel, specifically holding the title of chair of the nominations, compensation, and governance committee at Fenix Holding, in addition to serving as a regional board member of Grupo Financiero Banorte. Moreover, she is the former chair of the Pharma Industry Trade Association (AMIIF) in Mexico. Ms. Sánchez y Oldenhage previously worked at several of the world’s leading pharmaceutical companies, including as president of Biogen’s Mexico affiliate, general manager, and country president for Amgen Inc., and as chief executive officer of Probiomed. She received a bachelor’s degree in business administration at Universidad Intercontinental in Mexico City, Mexico.

“With her vast operational experience across numerous pharmaceutical and biotechnology companies, in addition to her nuanced understanding of Mexican and LatAm healthcare markets and her prior board experience, Sandra is an excellent addition to our Board. We look forward to working with her to help propel Procaps into its next phase of growth as we advance product development and market expansion,” said Ruben Minski, Chairman of the Board and CEO of Procaps Group.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

investor.procapsgroup.com